SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          CLARK/BARDES HOLDINGS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                   180668105
                                 (CUSIP Number)


                                   12/31/2000
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             [ X ]  Rule 13d-1 (b)

                             [   ]  Rule 13d-1 (c)

                             [   ]  Rule 13d-1 (d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following pages]

CUSIP No. 180668105         13G                     Page 2 of 6 Pages

- ----------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Phoenix Home Life Mutual Insurance Company
         06-0493340
- ----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP
                                                        (a)[   ]
                                                        (b)[   ]
- ----------------------------------------------------------------
3.   SEC USE ONLY

- ----------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

- ------------------------------------ ---------------------------
                               5. SOLE VOTING POWER
 NUMBER OF                           1,111,155
 SHARES                        -----------------------------
 BENEFICIALLY                  6. SHARED VOTING POWER
 OWNED BY
 EACH                                0
 REPORTING                     -----------------------------
 PERSON                        7. SOLE DISPOSITIVE POWER
 WITH                                1,111,155
                              -----------------------------
                               8. SHARED DISPOSITIVE POWER
                                        0
- ---------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,111,155
- ----------------------------------------------------------------
10. CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES                                               [   ]
- ----------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.79%
- ----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
         IC CO

CUSIP No. 180668105           13G                   Page 3 of 6 Pages

Item 1(a). Name of Issuer:

                CLARK/BARDES HOLDINGS, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

                102 South Wynstone Park Drive
                North Barrington, IL 60010

Item 2(a). Name of Person Filing:

                Phoenix Home Life Mutual Insurance Company

Item 2(b). Address of Principal Business Office or, if None,
           Residence:

                One American Row
                Hartford, Connecticut 06102-5056

Item 2(c). Citizenship:

                U.S.

Item 2(d). Title of Class of Securities:

                COMMON

Item 2(e). CUSIP Number:

                180668105

Item     3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

    (a) [   ] Broker or dealer registered under Section 15 of the Act.

    (b) [   ] Bank as defined in Section 3(a)(6) of the Act.

    (c) [ X ] Insurance Company as defined in Section 3(a)(19) of the Act.



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CUSIP No. 180668105              13G              Page 4 of 6 Pages

    (d) [   ] Investment Company registered under Section 8 of the
              Investment Company Act.

    (e) [   ] An investment adviser in accordance with
                Rule 13d-1(b)(1)(ii)(E);

    (f) [   ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [   ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);  see item 7;

    (h) [   ] A savings association as defined in Section 3(b) of the
              Federal Deposit Insurance Act;

    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c),
        check this box [   ]

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)  Amount beneficially owned:  1,111,155

       (b)  Percent of class: 8.79%

       (c)  Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote        1,111,155
       (ii) Shared power to vote or to direct the vote      0
      (iii) Sole power to dispose or to direct the
            disposition of                                  1,111,155
       (iv) Shared power to dispose or to direct the
            disposition of                                  0



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CUSIP No. 180668105              13G           Page 5 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

         [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another
         Person.

        General American Life Insurance Company through an affiliate Acquired more than 5% of the Common Stock of Clark/Bardes.

Item 7. Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.


Item 8. Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.  Notice of Dissolution of Group.

               Not Applicable.

Item 10. Certification.

(a) The following certification shall be included if the statement is filed pursuant to Section 240:

       "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the

CUSIP No. 180668105              13G                Page 6 of 6 Pages

      effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. "



                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  By: /s/John H. Beers
                                  Name:  John H. Beers
                                  Title: Vice President
                                  Date:  February 13, 2001